[Virtus Letterhead]

June 2, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Equity Trust
File Nos. 002-16590 and 811-945
Post-Effective Amendment No. 90

Dear Mr. Thompson:

Thank you for your telephonic comments on May 21, 2009 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on June 22, 2009.

Comment 1.     Regarding the first arrowed strategy of the Large-Cap Quality Value Fund on page 2 of the prospectus, please justify the fund’s reliance on the Russell 1000 Value Index capitalization range for determining the capitalization range for securities in which it will invest. Note that the Staff would consider this definition to be potentially misleading as the floor of the range is significantly below what the SEC considers to be a large cap issuer.

Response 1.     Our research shows the Russell U.S Equity Indexes to be widely recognized as industry standards. The Russell 1000 Value Index is composed of the value stocks subset of the Russell 1000 Index, which is identified by Russell as, and considered by the industry to be, a large-cap index. By defining “large cap” with reference to the capitalization range of issuers within the Russell 1000 Value Index, we are providing the fund the appropriate level of flexibility to respond to market fluctuations. Using an arbitrary “hard” floor could possibly restrict the fund from the purchase of issuers whose market caps fall below such a hard floor in a falling market, but are still included in the “large-cap” index.

There is no agreed-upon industry definition of “large-cap,” “mid-cap” or “small-cap.” Moreover, we are not aware of any public statements by the SEC or its staff defining the terms “large-cap,” “mid-cap” or “small-cap.” To the contrary, at the time of the adoption of Rule 35d-1 under the Investment Company Act of 1940, the Commission stated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”1 The Commission staff has provided guidance to registrants, in a “frequently asked

[1]	Investment Company Act Release No. 24828 (Jan. 17, 2001).

Securities and Exchange Commission

June 2, 2009

question” format, on the application of Rule 35d-1 to various terms used in fund names. With respect to the terms “large-, mid-, or small-capitalization,” the staff stated that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.”

The portfolio managers of the fund believe that defining capitalization ranges of large-, mid- and small-cap stocks by reference to relevant large-, mid- and small-cap indices created by Russell is reasonable for purposes of Rule 35d-1. According to Russell, “The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment and is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.” (Russell 1000 Value Index Fact Sheet, http://www.russell.com/Indexes/characteristics_fact_sheets/us/Russell_1000_value_Index.asp, visited June 1, 2009)

We believe, therefore, that the range of the Russell 1000 Value Index is widely considered, by the public and the industry, as definitive of large-cap stocks.

Comment 2.     For the Large-Cap Quality Value Fund, please include the required disclosure concerning the risk of “losing your investment.”

Response 2.     This required disclosure already appears on page 1 in the description of the Virtus Equity Funds; therefore, we have made no changes in response to this comment.

Comment 3.     For the Mid-Cap Core Fund, in the response letter, please discuss the use of the term “core” in the fund’s name and how it is reflected in its investment strategies, if it is at all.

Response 3.     The fund will hold both value and growth securities. When mapped to a style box, the fund will be appear toward the middle of the mid-cap value and growth spectrum. Additionally, its benchmark, the Russell Midcap Index is considered by the industry to be a “core” benchmark. While the fund’s strategies do not specifically state that it will invest in both value and growth securities, we believe that the absence of a statement that it will focus on either value or growth would lead an investor to the proper conclusion that the fund invests in both value and growth securities.

Comment 4.     Regarding the first arrowed strategy of the Mid-Cap Core Fund on page 3 of the prospectus, please justify the fund’s reliance on the Russell Midcap Index capitalization range for determining the capitalization range for securities in which it will invest. Note that the Staff would consider this definition to be potentially misleading as the floor of the range is below what the SEC considers to be a medium cap issuer.

Our research shows the Russell U.S Equity Indexes to be widely recognized as industry standards. The Russell Midcap Index is composed of a subset of the Russell 1000 Index and is identified by Russell as, and considered by the industry to be, a mid-cap index. By defining “mid cap” with reference to the capitalization range of issuers within the Russell Midcap Index, we are providing the fund the appropriate level of flexibility to respond to market fluctuations. Using an arbitrary “hard” range could possibly restrict the fund from the purchase of issuers whose market

Securities and Exchange Commission

June 2, 2009

caps fall below such a hard floor in a falling market or rise above such a hard cap in a rising market, but are still included in the “mid-cap” index. Also, please refer to Response 1.

The portfolio managers of the fund believe that defining capitalization ranges of large-, mid- and small-cap stocks by reference to relevant large-, mid- and small-cap indices created by Russell is reasonable for purposes of Rule 35d-1. According to Russell, “The Russell Midcap Index is constructed to provide a comprehensive and unbiased barometer for the mid-cap segment. The Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true mid-cap opportunity set.” (Russell Midcap Index Fact Sheet, http://www.russell.com/Indexes/characteristics_fact_sheets/us/Russell_Midcap_Index.asp, visited June 1, 2009)

We believe, therefore, that the range of the Russell Midcap Index is widely considered, by the public and the industry, as definitive of mid-cap stocks.

Comment 5.     In the “Risks Related to Principal Investment Strategies” table on page 4, a number of the risks do not appear to apply to either of the funds contained in this prospectus. Please explain.

Response 4.     Once effective, the Large-Cap Quality Value Fund and the Mid-Cap Core Fund will appear in our multi-funds prospectus containing 11 other equity and balanced funds. The risks in the table that are not indicated for the two referenced funds apply to one or more of the other funds that are not included in the prospectus that was filed for purposes of registering these two funds. When the two prospectuses are consolidated in the upcoming 485B filing, the table will properly reflect the risks applicable to all of the funds contained in the multi-funds prospectus.

Comment 6.     In the “Risks Related to Principal Investment Strategies” table on page 4, please explain why the “Small and Medium Company” risk is not indicated for the Mid-Cap Core Fund.

Response 5.     Since the fund will be investing in medium capitalization issuers, we have indicated in the table that “Medium Company” risk applies to this fund. Although the disclosures are very similar, we believe that the Medium Company risk disclosure is the appropriate disclosure for this fund.

Comment 7.     In the narrative disclosures under “Risks Related to Principal Investment Strategies” beginning on page 5, a number of the risks do not appear to apply to either of the funds contained in this prospectus. Please explain.

Response 6.     Once effective, the Large-Cap Quality Value Fund and the Mid-Cap Core Fund will appear in our multi-funds prospectus containing 11 other equity and balanced funds. The risks in the narrative disclosure that do not apply to the two referenced funds apply to one or more of the other funds that are not included in the prospectus that was filed for purposes of registering these two funds. When the two prospectuses are consolidated in the upcoming 485B filing, all of the narrative disclosures will apply to one or more of the funds contained in the multi-funds prospectus.

Comment 8.     Regarding the Fund Fees and Expenses table on page 8 of the prospectus, please move all footnote disclosure to the end of the tables.

Securities and Exchange Commission

June 2, 2009

Response 7.     Once effective, the Large-Cap Quality Value Fund and the Mid-Cap Core Fund will appear in our multi-funds prospectus containing 11 other equity and balanced funds. In the consolidated prospectus, the fee tables appear on several consecutive pages. We believe shareholders could potentially be confused by moving the footnotes as requested, since doing so would require shareholders to sift through several pages of text and tables to reach the end of the tables where the footnote explanations would appear. We believe the current presentation of the table sections followed by the appropriate footnote explanations is more shareholder friendly, so have made no changes in response to this comment.

Comment 9.     For the Large-Cap Quality Value Fund, regarding the use of prior performance for Kayne Anderson Rudnick Investment Management, LLC (“Kayne”) on page 17, please supplementally provide confirmation that there are no mutual funds or private accounts with substantially similar investment objectives, policies and risks that have been excluded from the composite performance shown.

Response 8.     We hereby so confirm.

Comment 10.     For the Large-Cap Quality Value Fund, regarding the use of prior performance for Kayne, please supplementally provide confirmation that the accounts included in the Large-Cap Value Equity Composite remain substantially similar accounts in light of the SEC Staff’s requested revision to the market cap in the fund’s definition of large cap issuers.

Response 9.     We have not made any change to the definition of large-cap issuers; therefore, this comment does not apply.

Comment 11.     For the Mid-Cap Core Fund, regarding the use of prior performance for Kayne on page 18, please supplementally provide confirmation that there are no mutual funds or private accounts with substantially similar investment objectives, policies and risks that have been excluded from the composite performance shown.

Response 10.     We hereby so confirm.

Comment 12.     For the Mid-Cap Core Fund, regarding the use of prior performance for Kayne, please supplementally provide confirmation that the accounts included in the Mid-Cap Core Equity Composite remain substantially similar accounts in light of the SEC Staff’s requested revision to the market cap in the fund’s definition of mid-cap issuers.

Response 11.     We have not made any change to the definition of mid-cap issuers; therefore, this comment does not apply.

Comment 13.     Under the heading “Sales Charges” on page 20, please provide the disclosure required by Item 7(b)(2) of Form N-1A.

Response 12.     We have inserted the following at the end of the paragraph under “What are the classes and how do they differ?”

These fees represent an asset-based sales charge that, for a long-term shareholder, over time may be higher than the maximum front-end sales charge permitted by FINRA.

Securities and Exchange Commission

June 2, 2009

As you have requested and consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc: Ann Flood

5